November 20, 2007

Shimon Yitzhaki
President
Elbit Medical Imaging Ltd.
2 Weizman St.
Tel-Aviv 64239
ISRAEL

Re:     Elbit Medical Imaging Ltd.
        File No. 000-28996
        Form 20-F for Fiscal Year Ended
        December 31, 2006


Dear Mr. Yitzhaki:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.


                                        Sincerely,


                                        Kevin Woody
                                        Accounting Branch Chief